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                                                            OMB APPROVAL
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                                                    OMB Number:        3235-0145
                         UNITED STATES              Expires:    October 31, 1997
               SECURITIES AND EXCHANGE COMMISSION   Estimated average burden
                     WASHINGTON, D.C. 20549         hours per response ....14.90
                                                    ----------------------------

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. __________)*

                      Meridian Medical Technologies, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    589658103
             -------------------------------------------------------
                                 (CUSIP Number)

        Robert G. Foster 4 Milk Street Portland ME 04101 (207) 780-0904
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 20, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D

-------------------                                          -------------------
CUSIP NO. 589658103                                          PAGE____OF____PAGES
-------------------                                          -------------------

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 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robert G. Foster

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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]

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 3  SEC USE ONLY


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 4  SOURCE OF FUNDS*

          00
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 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
    ITEMS 2(d) or 2(e)

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 6  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                      7   SOLE VOTING POWER
     NUMBER OF                14,741
       SHARES      -------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER
      OWNED BY                609,071*
        EACH       -------------------------------------------------------------
     REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON                 14,741
        WITH       -------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                              609,071*
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          623,812*
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          21.3%
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14  TYPE OF REPORTING PERSON*
          IN   *Beneficial ownership of all but 40,809 shares expressly
                disclaimed.
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

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Schedule 13D                                                    Robert G. Foster

ITEM 1. SECURITY AND ISSUER. The class of securities to which this Schedule relates is Common Stock, $.10 par value of Meridian Medical Technologies, Inc. (f/k/a Survival Technology, Inc.), a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is:

                       Meridian Medical Technologies, Inc.
                       10240 Old Columbia Road
                       Columbia, MD   21048


ITEM 2.  IDENTITY AND BACKGROUND.

         (a) The reporting person's name is Robert G. Foster.

         (b) The reporting person's business address is 4 Milk Street, Portland, ME 04101.

         (c) The reporting person's principal occupation is President of Commonwealth Bioventures, Inc. ("CBI"), a Massachusetts corporation and general partner of BioVenture Partners Limited Partnership ("BPLP"), a Delaware limited partnership that is the general partner and manager of three Delaware limited partnerships, Commonwealth BioVentures III Limited Partnership ("Fund III"), Commonwealth BioVentures IV Limited Partnership ("Fund IV"), and Commonwealth BioVentures V Limited Partnership ("Fund V"), that are venture capital limited partnerships.

         (d) During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The reporting person is a United States citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The reporting person may be deemed to have acquired beneficial ownership of more than five percent of the Common Stock of the Issuer as a result of the Merger (defined in Item 4 below) in exchange for securities of Brunswick Biomedical



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Corporation, a Massachusetts corporation ("BBC") owned by the reporting person, and Fund III, Fund IV and Fund V (collectively, the "LP's"). However, beneficial ownership by the reporting person is expressly disclaimed.

ITEM 4.  PURPOSE OF TRANSACTION.

         On November 20, 1996, pursuant to an Agreement and Plan of Merger dated as of September 11, 1996, BBC merged with and into Survival Technology, Inc. ("STI"), with STI as the surviving corporation (the "Merger"). Immediately following the Merger, STI changed its name to "Meridian Medical Technologies, Inc."

         In accordance with the terms of the Merger, each share of BBC common stock was exchanged for 2.1 shares of Common Stock of the Issuer, and each share of BBC preferred stock was exchanged for 2.1 shares of Common Stock of the Issuer and a warrant to purchase 0.4 shares of Common Stock of the Issuer (the "Merger Warrant"). The Merger Warrants have an exercise price of $11.00 per share of Common Stock and are exercisable for five years following the closing of the Merger. In connection with the Merger, the Issuer also assumed the obligations of BBC under outstanding stock options and warrants. Each of the former BBC security holders has certain rights to registration with respect to the Common Stock under the Securities Act of 1933, as amended.

         The securities of the Issuer which the reporting person owns are held for investment purposes and those which he may be deemed to beneficially own are held for investment purposes by their respective owners (see description in Item 5 below). By virtue of his position as principal stockholder of CBI, and CBI's position as general partner of BPLP, and BPLP's position as general partner of the LP's, the reporting person may continue to acquire, for investment purposes, or dispose of securities of the Issuer beneficially owned by it in the ordinary course of business. The reporting person expressly disclaims beneficial ownership of all shares except for 40,809 shares of the Issuer's common stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The number of securities of the Issuer which the reporting person may be deemed to beneficially own is 623,812. Of those, 207,878 represent securities which the reporting person may be deemed to have the right to acquire within 60 days. This aggregate represents approximately 21.3% of the Issuer's outstanding class of such securities. The reporting person expressly disclaims beneficial ownership of all securities reported in this Schedule except for 40,809 shares.

         (b) The reporting person has the sole power to vote and the sole power to dispose of 14,741 any of the shares of the Issuer's securities. By virtue of his position as President of CBI, who in turn is the general partner of BPLP, who in turn is the general partner of the LP's, the reporting person may be deemed to share the power to



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vote and share the power to dispose of the following common stock of the Issuer with the entities so indicated: (i) 103,052 shares with CBI, BPLP and Fund III;
(ii) 140,383 shares with CBI, BPLP and Fund IV; and (iii) 339,568 shares with CBI, BPLP and Fund V. In addition, the reporting person may be deemed to share the power to vote and the power to dispose of (v) 21,068 shares (13,448 of which may be acquired within sixty days) of the Issuer's common stock with his wife, as joint owners and (vi) 5,000 shares (800 of which may be acquired within sixty days) with the Commonwealth BioVentures, Inc. Profit Sharing Plan and Trust held for the benefit of the reporting person. Thus, the aggregate number of shares of the Issuer's common stock which the reporting person may be deemed to share voting and dispositive power is 609,071. However, the reporting person expressly disclaims beneficial ownership of all but 40,809 shares of the Issuer's common stock.

         The business address of CBI, BPLP, and the LP's is 4 Milk Street, Portland, ME 04101. The LP's are venture capital funds; BPLP is their general partner; and CBI is BPLP's general partner. None of CBI, BPLP, or the LP's, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have and of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (c) Other than the acquisitions resulting from the Merger described in
Item 4, the reporting person has not effected any transactions in the securities of the Issuer in the last sixty days.

         (d) Except as otherwise indicated in this Schedule, no other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships among the reporting person and any other person with respect to the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.  None.


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



-----------------------------                -----------------------------------
            Date                             Robert G. Foster




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